Exhibit 99.1

Chi-Med to Announce 2019 Final Results

London: Friday, January 31, 2020: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) will announce its final results for the year ended December 31, 2019 on Tuesday, March 3, 2020 at 7:00 am Greenwich Mean Time (GMT).

A presentation for analysts and investors will be held at 9:00 am GMT (5:00 pm Hong Kong Time) on the same day at Panmure Gordon, One New Change, London, EC4M 9AF, UK. The presentation will be webcast live via the company website at www.chi-med.com/investors/event-information/.  The presentation will be available to download before the analyst presentation begins.

For North America based analysts and investors, Chi-Med will also host a conference call with Q&A at 9:00 am Eastern Daylight Time (2:00 pm GMT on the same day).

Details of the analyst presentation and conference call dial-in will be provided in the financial results announcement.  A replay will also be available on the website shortly after each event.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products.  Its Innovation Platform, Hutchison MediPharma, has about 500 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world.  Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Chi-Med is headquartered in Hong Kong and is dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market.  For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500